UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TCG BDC II, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. N/A	Page 2

1	NAME OF REPORTING PERSONS
The National Commercial Bank (“NCB”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,068,642 (See Item 4)

	6	SHARED VOTING POWER
199,462 (See Item 4)

	7	SOLE DISPOSITIVE POWER
3,068,642 (See Item 4)

	8	SHARED DISPOSITIVE POWER
199,462 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,268,104 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.08%* (See Item 4)

12	TYPE OF REPORTING PERSON (See Instructions)
OO

* Based on 17,124,956 shares of common stock outstanding as of March 20, 2019 as disclosed by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 12, 2019.

13G

CUSIP No. N/A	Page 3

1	NAME OF REPORTING PERSONS
NCB Capital Company (“NCBCC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
199,462 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
199,462 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,462 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Less than 0.10%* (See Item 4)

12	TYPE OF REPORTING PERSON (See Instructions)
OO

* Based on 17,124,956 shares of common stock outstanding as of March 20, 2019 as disclosed by the Issuer in its definitive proxy statement filed with the SEC on April 12, 2019.

13G

Item 1(a).	Name of Issuer:

TCG BDC II, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Madison Avenue, 40th Floor, New York, NY 10022

Item 2(a).	Name of Person Filing:

This statement is filed by (i) The National Commercial Bank (“NCB”), and (ii) NCB Capital Company (“NCBCC”), a subsidiary of NCB (each a “Reporting Person” and collectively, the “Reporting Persons”).

An agreement among the Reporting Persons that the original Schedule 13G (filed with the SEC on December 12, 2018), and any subsequent amendments thereto, is filed on behalf of each of them and is attached hereto as Exhibit I.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of NCB is: King Abdul Aziz Street, P.O. Box 3555, Jeddah, Saudi Arabia 21481.

The principal business office of NCBCC is: 4th Floor, Tower B, NCB Regional Building, King Saud Road, P.O. Box 22216, Riyadh, Saudi Arabia 11495.

Item 2(c).	Citizenship:

Each of NCB and NCBCC is a Saudi joint stock company.

Item 2(d).	Title and Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

N/A

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages, which relate to the beneficial ownership of the Shares of the Issuer’s Common Stock (“Shares”), are incorporated by reference.  The amounts disclosed above as beneficially owned by the Reporting Persons include Shares acquired by each Reporting Person upon receipt of Issuer Notices of Capital Calls pursuant to a subscription agreement, as follows:  (1) NCB – (a) December 28, 2018:  841,233 Shares, (b) February 15, 2019: 273,172 Shares, and (c) March 14, 2019: 316,046 Shares, and (2) NCBCC – (a) December 26, 2018: 54,681 Shares, (b) February 15, 2019: 17,756 Shares, and (c) March 14, 2019: 20,543 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: April 29, 2019

THE NATIONAL COMMERCIAL BANK
By:
/s/ Ali Shubbar
Name: Ali Shubbar
Title: Head of Operations

NCB CAPITAL COMPANY
By:
/s/ Wasim Fasihaldin
Name: Wasim Fasihaldin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
I	Joint Filing Agreement, dated April 29, 2019, by and among the Reporting Persons